It's a R.A.P. Production LLC

This Operating Agreement ("Agreement") of It's a R.A.P. Production LLC (the "Company") is made and entered into as of 3/16/2024 by and among the undersigned Members.

1. **Formation of the Company:** a. The Company is formed pursuant to the laws of the state of Michigan. b. The Company is organized for the purpose of engaging in the business of film production, distribution, and related activities.

2. **Name and Principal Place of Business:** a. The name of the Company shall be It's a R.A.P. Production LLC. b. The principal place of business of the Company shall be located at 21066 Glen Lodge, Ferndale, MI 48220.

3. **Members:** a. The initial Members of the Company and their respective ownership interests are as follows:

   - Roshaun Akeem Page: 100% Interest

4. **Management:** a. The Members shall manage the Company. b. All decisions affecting the Company shall be made by unanimous consent of the Members. c. Each Member shall have equal voting rights regardless of their ownership interest.

5. **Allocation of Profits and Losses:** a. Profits and losses of the Company shall be allocated among the Members in proportion to their ownership interests. b. Profits and losses shall be allocated annually.

6. **Distributions:** a. Distributions of profits shall be made to the Members in proportion to their ownership interests. b. Distributions may be made at the discretion of the Members, subject to the financial needs of the Company.

7. **Dissolution:** a. The Company may be dissolved upon the unanimous consent of the Members. b. Upon dissolution, the assets of the Company shall be distributed to the Members in proportion to their ownership interests.

8. **Amendments:** a. This Agreement may be amended or modified only by the unanimous consent of the Members. b. Any amendment or modification shall be in writing and executed by all Members.

9. **Governing Law:** a. This Agreement shall be governed by and construed in accordance with the laws of the state of Michigan.

IN WITNESS WHEREOF, the undersigned Members have executed this Operating Agreement as of the date first above written.

[Signature Page Follows]

Name Roshaun Akeem Page

Signature *Roshaun Akeem Page*

Date 3/16/2024